THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202

SURRENDER OF POLICY ENDORSEMENT

This endorsement is attached to and made part of this Policy as of the Date of Issue.

The Minimum Death Benefit, as defined in Section 3.2 of this Policy, is amended to read in its entirety as follows:

Minimum Death Benefit. The Minimum Death Benefit is the amount required by federal tax law to maintain this Policy as life insurance. The test for determining compliance with the federal definition of life insurance is either:

(1)

the Guideline Premium/Cash Value Corridor Test: the Minimum Death Benefit equals the Minimum Death Benefit Percentage (shown on the Policy Schedule Pages (page 6)) at the Insured’s Attained Age, multiplied by the sum of the Policy Value and the Endorsement Amount calculated based on the formula shown on the Policy Schedule Pages (page 4); or

(2)

the Cash Value Accumulation Test: the Minimum Death Benefit equals the Minimum Death Benefit Percentage (shown on the Policy Schedule Pages (page 6)) for the most recent monthly processing date, multiplied by the sum of the Policy Value and the Endorsement Amount. The Endorsement Amount is calculated based on the formula shown on the Policy Schedule Pages (page 4).

The test in effect for this Policy was elected at issue, cannot be changed unless this Policy is changed to the Paid-up Option, and is shown on the Policy Schedule Pages (page 3).

Section 9.2 is amended to add the following:

If the Policy is surrendered during the 1st through 10th Policy years, and if the Contract Fund Value is greater than zero on the date of surrender, upon surrender the Owner will be paid the Endorsement Amount as calculated based on the formula shown on the Policy Schedule Pages (page 4) in addition to the Cash Surrender Value (as described in Section 9.1). Notwithstanding the prior sentence, the Endorsement Amount will not be paid if:

•	this Policy has been changed, including a change to the Paid-up Option;

•	the Owner decreases the Specified Amount;

•	a withdrawal has been taken at any time;

•	this Policy has been reinstated (Section 4.7);

•	this Policy is settled under an income plan (Section 15.1);

•	this Policy is exchanged under Internal Revenue Code 1035 (or any successor provision of the Internal Revenue Code); or

•	this Policy has been assigned or had ownership changed (including to another insurance company), except:

1)	if the Company agrees in writing the endorsement is still payable; or

2)	for the following assignment and ownership changes:

(i)	a new owner becomes owner through a merger with or acquisition of the original Owner;

(ii)	a new owner or an assignee was wholly owned on the date of assignment or on the date of ownership change by the original Owner of this Policy; or

(iii)	an ownership change to a trust established by the Owner for the purpose of providing employee benefits.

Secretary THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Executive Variable Universal Life Prospectus	1